April 7, 2008

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Jay Webb

Re:	hi/fn, inc.
Form 10-K for the fiscal year ended September 30, 2007
File No. 0-24765

Dear Mr. Webb:

We have received your letter, dated March 21, 2008, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the above-referenced filing of hi/fn, inc. (“Registrant”).  Responses to your comments are provided below on behalf of Registrant.  Please note that the headings and numbering of the responses set forth below correspond to the headings and numbers of the comments contained in your letter.

Form 10-K for the fiscal year ended September 30, 2007

Notes to Consolidated Financial Statements, page 45

Note 2 Summary of Significant Accounting Policies, page 45

Short-Term Investments, page 46

1.
We note you have a significant amount of available-for-sale securities.  Tell us and revise the liquidity section of MD&A in future filings to discuss whether any of the securities you hold are reasonably likely to affect your financial condition in a material way, expanding your discussion and analysis in applicable future filings to provide your investors with information necessary for a clear understanding of any trend or uncertainty.  Refer to Item 303(a) of Regulation S-K.  In addition, provide all appropriate disclosure required by Item 305 of Regulation S-K.

Registrant has advised us that none of its available-for-sale securities are reasonably likely to affect Registrant’s financial condition in any material way.  In future filings Registrant will expand the liquidity discussion as necessary to discuss any known trends or uncertainties that are reasonably likely to affect its financial condition in a material way, and will include all appropriate disclosure of quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K.

Note 3 – Acquisitions, page 49

2.
We note the disclosure on page 50 that you refer to an independent valuation firm in your allocation of amounts allocable to purchased in-process R&D for the acquisition of certain assets, intellectual property and technical designs related to IBM’s network processor product line.  While in future filings management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm.  In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Registrant intends to revise future filings, beginning with its Quarterly Report on Form 10-Q for the period ended March 31, 2008, to eliminate the reference to an independent valuation and take full responsibility for valuing the equity instruments.

As requested, please be advised that the Company acknowledges the following:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7934, or, in my absence, Rob Ricca of this office at (415) 875-2430.

Very truly yours,

/s/ Horace Nash

Horace Nash

cc	Dennis Hult, Securities and Exchange Commission
William R. Walker, hi/fn, inc.

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